

03 APR 16 AM 7:21

April 8, 2003

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL


03050113

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
tornet@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se



TORNET

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.9 million square metres and a book value of approximately SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Tornet sells properties at unprioritised locations

The property market is liquid and price levels are on a par with Tornet's assessed market value. This is evident now that Fastighets AB Tornet is selling properties at unprioritised locations in Norrland, among other places. The sales produce a capital gain of approximately SEK 30 million.

A total of ten properties are being sold in Norrland, four of which are in Östersund, three in Kiruna and one each in Piteå, Bollnäs and Boden. The sales are part of Tornet's endeavour to concentrate its property holdings to eight prioritised cities. Seven of the properties sold were included in the acquisition of Amplion. The sales mean that Tornet will leave Piteå, Boden, Östersund and Bollnäs.

An office/shop property is being sold in Malmö and a housing property in Vaxholm and Uppsala respectively. The total sales price amounts to approximately SEK 310 million and the capital gain to approximately SEK 30 million. The total sales price is on a level with Tornet's assessed market value as at 31 December 2002. All properties have been divested during the first quarter of 2003.

More information on sold and acquired properties is available on Tornet's website www.tornet.se under the heading Properties.

Danderyd, 7 April 2003

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00
Britt-Marie Einar, IR Manager, Fastighets AB Tornet, +46-8-544 905 08, +46-70-576 92 08